UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                    .

Commission File Number 1-5924

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tucson Electric Power Company 401(k) Plan

88 East Broadway Boulevard
Tucson, Arizona 85701

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fortis Inc.
Fortis Place, Suite 1100
5 Springdale Street
St. John’s, Newfoundland and Labrador
Canada, A1E 0E4

* Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants
Tucson Electric Power Company 401(k) Plan
Tucson, Arizona
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Tucson Electric Power Company 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.
BDO USA, P.C.

Denver, Colorado
June 12, 2026
We have served as the Plan’s auditor since 2025.

TUCSON ELECTRIC POWER COMPANY 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

	December 31,
	2025	2024
ASSETS

Investments
Mutual Funds	$400,276	$473,687
Common/Collective Trusts	159,661	7,453
Self-Directed Brokerage Accounts	33,752	26,146
Fortis Inc. Common Stock	3,056	1,870
Total Investments at Fair Value	596,745	509,156

Receivables
Notes Receivable from Participants	9,903	9,541
Total Receivables	9,903	9,541

Net Assets Available for Benefits	$606,648	$518,697

The accompanying notes are an integral part of these financial statements.

TUCSON ELECTRIC POWER COMPANY 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Amounts in thousands)

Year Ended December 31,
2025
ADDITIONS:
Investment Income
Net Appreciation in Fair Value of Investments	$86,248
Interest and Dividends	12,917
Total Investment Income	99,165

Interest Income on Notes Receivable from Participants	907

Contributions
Employee 401(k) Deferral	23,513
Employer	10,853
Employee Rollover	2,032
Total Contributions	36,398
Total Additions	136,470

DEDUCTIONS:
Benefits Paid to Participants	48,158
Administrative Expenses	361
Total Deductions	48,519

Net Increase (Decrease) in Net Assets Available for Benefits	87,951
Net Assets Available for Benefits, Beginning of Year	518,697
Net Assets Available for Benefits, End of Year	$606,648

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF PLAN
The following description of the Tucson Electric Power Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan originally effective in 1985. The Plan has been amended to comply with tax legislation and most recently restated effective January 1, 2022. All regular employees of Tucson Electric Power Company (Plan Sponsor) and participating subsidiaries of UNS Energy Corporation (UNS Electric, Inc. and UNS Gas, Inc.), the parent company of the Plan Sponsor (collectively, the Company), who are employed by the Company on or after January 1, 1985, are eligible to participate. Except as noted in Contributions below, student interns who meet certain service hour requirements are eligible to participate. UNS Energy is an indirect wholly-owned subsidiary of Fortis Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (IRC), as amended.
Administration
The Company’s Pension Committee (the Plan Administrator), comprised of three or more employees, administers the Plan. Fidelity Management Trust Company (the Trustee) serves as Trustee of all Plan investments. Fidelity Workplace Services LLC serves as recordkeeper for the Plan.
Contributions
The Plan includes a salary deferral arrangement allowed under Section 401(k) of the IRC. Through May 31, 2025, eligible participants were permitted to elect up to 25% (50% for participants employed by UNS Electric, Inc. or UNS Gas, Inc.) of their compensation to be contributed as pre-tax 401(k) contributions to the Plan. Effective June 1, 2025, the salary deferral limit increased to 75% for all unclassified and certain classified employees. Participants who have attained age 50 before the end of the taxable year are eligible to make catch-up contributions. Participants are permitted to elect Roth (after-tax) contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Contributions are subject to certain Internal Revenue Service (IRS) limitations.
Participants direct the investment of contributions into various investment options offered by the Plan. The Plan permits participants to direct up to 20% of their compensation deferral contributions into the Fortis Inc. common stock fund. Participants cannot contribute to the common stock fund if the contribution will increase the balance of common stock to greater than 20% of their account balance.
The Plan includes an auto-enrollment provision whereby all newly eligible employees, except those under certain collective bargaining agreements, are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation on a pre-tax basis and their contributions invested in a designated balanced fund until changed by the participant.
The Company may, at its discretion, make matching contributions to each participant’s account in an amount equal to a percentage of the participant’s compensation as defined by the Plan for that payroll period subject to certain limitations, including the amount contributed to the Plan. For the Plan year ended December 31, 2025, the Company made matching contributions to all unclassified employees of 100% of employee deferrals up to 4.5% of eligible compensation and per applicable collective bargaining agreements for classified employees. For the Plan year ended December 31, 2024, the Company made matching contributions: (i) to Tucson Electric Power Company unclassified employees of 100% of employee deferrals up to 4.5% of eligible compensation; (ii) to UNS Gas, Inc. and UNS Electric, Inc. unclassified employees of 50% of employee deferrals up to 6% of eligible compensation; and (iii) per applicable collective bargaining agreements for classified employees.
In 2025, the Plan was amended to require the Company to make non-elective employer contributions for newly hired or rehired employees, excluding student interns, equal to 6% of the eligible participant's compensation and to allow the Company to make discretionary matching contributions of 100% of employee deferrals up to 4.5% of eligible compensation. This amendment was effective January 1, 2025, for unclassified and certain classified employees and June 1, 2025, for certain additional classified employees.

NOTES TO FINANCIAL STATEMENTS (Continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching and non-elective contributions, and an allocation of Plan earnings or losses. Allocations are based on participant earnings, account balances, or participant transactions, as defined.
Vesting
Participants are 100% vested immediately in their contributions and the Company's matching and non-elective contributions, plus actual earnings thereon.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Note terms may not exceed five years, except notes used to purchase a principal residence, which may have a term up to 15 years. Note repayments are made every two weeks through payroll deductions and are considered to be in default if all payments are not made for any three-month period. When a participant fails to repay a note in full, the value of the participant’s account is immediately reduced by the amount of unpaid principal and interest and/or any distribution is reduced by the amount of the remaining unpaid principal and interest. Each note is secured by the balance of the participant’s account and bears a fixed rate of interest of the prime rate at note origination plus 2.00%.
Benefit Payments
Upon termination of service, death, disability, or retirement, a participant may elect to receive the value of the vested interest in his or her account in the form of a lump sum distribution. The Plan allows installment payments to participants upon severance of employment after age 55 or upon severance of employment prior to age 55 for participants that have attained age 59½ at the time of the distribution request. The Plan allows for in-service distributions when a participant reaches age 59½, as well as hardship distributions subject to Plan provisions. The Plan also allows participants to withdraw any amount from their rollover account at any time. If a participant terminates employment and the participant’s account balance does not exceed $1,000, the Plan Administrator will authorize the benefit payment without the participant’s consent.
Hardship Withdrawals
Participants may withdraw the vested portion of their individual account balance in the event of financial hardship due to an immediate and heavy financial need as defined in the Plan document.
New Accounting Standards Issued and Not Yet Adopted
New authoritative accounting guidance issued by the Financial Accounting Standards Board was assessed and either determined to not be applicable or is expected to have an insignificant impact on the Plan and disclosures.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America applicable to employee benefit plans subject to ERISA.
Use of Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures about contingent assets and liabilities as of the dates of the financial statements. Actual results may differ from these estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisors and trustees. See Note 3 for discussion of fair value measurements.

NOTES TO FINANCIAL STATEMENTS (Continued)
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net Appreciation in Fair Value of Investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Contributions
Contributions from participants and the Company are recorded when the participant compensation is earned. Participant contributions are based on allowable percentages of compensation, as defined in the Plan. Company contributions are recorded in accordance with the Plan provisions.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Loan fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. If a participant ceases to make note repayments for any three-month period and the Plan Administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded based on the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants, brokerage account fees, and investment management services, including an annual participant administrative fee, are charged directly to the participant’s account and are included in Administrative Expenses on the Statement of Changes in Net Assets Available for Benefits.
Subsequent Events
Management evaluated the impact of events and transactions that occurred after December 31, 2025, up to June 12, 2026, the date these financial statements were issued, for potential recognition or disclosure in the financial statements.
Effective January 1, 2026, the Plan provisions were updated in alignment with the Secure 2.0 Act, a federal law enacted in 2022 to expand and modify retirement savings provisions, to require participants aged 50 or older with compensation in excess of $150,000 to make any catch‑up contributions as Roth deferrals and to permit enhanced catch‑up contributions for eligible participants aged 60 through 63.

NOTE 3. FAIR VALUE OF INVESTMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Plan has no investments categorized as Level 2 or Level 3. The three levels of the fair value hierarchy are described as follows:
•Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access;
•Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:
–quoted prices for similar assets or liabilities in active markets;
–quoted prices for identical or similar assets or liabilities in inactive markets;
–inputs other than quoted prices that are observable for the asset or liability;
–inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NOTES TO FINANCIAL STATEMENTS (Continued)
    If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Below are descriptions of the valuation methodologies used for assets measured at fair value:
•Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded;
•Self-Directed Brokerage Accounts: Investments held in participant self-directed accounts are typically market-traded securities. As such, the statement value will be the price of the security’s last trade registered on the security’s market of record on the reporting date;
•Fortis Inc. Common Stock: Valued at the closing market price reported on the New York Stock Exchange. The Fortis Inc. common stock fund is comprised of shares of Fortis Inc. common stock as well as cash and cash equivalents to facilitate execution of daily transactions; and
•Common/Collective Trusts: Valued at the NAV of units of the bank collective trusts. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trusts, the issuer reserves the right to temporarily delay withdrawal for up to 12 months from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following tables set forth the Plan's assets by level within the fair value hierarchy. Investments valued based on the NAV as a practical expedient are excluded from the fair value hierarchy:

	Level 1	NAV	Total
(in thousands)	December 31, 2025
Mutual Funds	$400,276	$—	$400,276
Self-Directed Brokerage Accounts	33,752	—	33,752
Fortis Inc. Common Stock	3,056	—	3,056
Common/Collective Trusts	—	159,661	159,661
Total Investments at Fair Value	$437,084	$159,661	$596,745

	December 31, 2024
Mutual Funds	$473,687	$—	$473,687
Self-Directed Brokerage Accounts	26,146	—	26,146
Fortis Inc. Common Stock	1,870	—	1,870
Common/Collective Trust	—	7,453	7,453
Total Investments at Fair Value	$501,703	$7,453	$509,156

NOTE 4. PLAN TAX STATUS
The Plan is placing reliance on an opinion letter received from the IRS dated September 6, 2017, indicating that the Plan is qualified under Section 401 of the IRC and is, therefore, not subject to tax under current income tax law. Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Plan Administrator believes that the Plan is qualified and is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management

NOTES TO FINANCIAL STATEMENTS (Concluded)
does not believe any such uncertain positions exist. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS
Certain Plan investments are managed by Fidelity Management Trust Company, the Plan's trustee; accordingly, related investment transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in Administrative Expenses on the Statement of Changes in Net Assets Available for Benefits. The Plan also issues loans to participants which are secured by the vested balance of the participants' accounts.
As of December 31, 2025, the Plan held 58,808 shares of Fortis Inc. common stock with a cost basis of $2,482,929. As of December 31, 2024, the Plan held 44,939 shares of Fortis Inc. common stock with a cost basis of $1,819,900. During the year ended December 31, 2025, the Plan recorded dividend income from Fortis Inc. common stock of $98,605, which is included in Interest and Dividends on the Statement of Changes in Net Assets Available for Benefits.
All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

NOTE 6. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 7. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of Net Assets Available for Benefits from the financial statements to Form 5500:

	December 31,
(in thousands)	2025	2024
Net Assets Available for Benefits	$606,648	$518,697
Common/Collective Trust Fair Value Adjustment	(200)	—
Deemed Distributions	—	(108)
Net Assets Available for Benefits per Form 5500	$606,448	$518,589
The following is a reconciliation of the Change in Net Assets Available for Benefits from the financial statements to Form 5500:

Year Ended December 31,
(in thousands)	2025
Net Increase (Decrease) in Net Assets Available for Benefits	$87,951
Common/Collective Trust Fair Value Adjustment	(200)
Deemed Distributions	108
Net Increase (Decrease) in Net Assets Available for Benefits per Form 5500	$87,859

SUPPLEMENTAL INFORMATION

TUCSON ELECTRIC POWER COMPANY 401(K) PLAN
E.I.N. 86-0062700 PLAN NO. 007
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost **	(e) Current Value
		Mutual Funds:
	Vanguard	Value Index		$19,405,944
	Vanguard	Growth Index		17,000,375
	Vanguard	Small Value Index		6,014,082
	Vanguard	Small Cap Index		876,814
	Vanguard	Small Cap Growth Index		479,059
	Vanguard	Mid Cap Value Index		4,462,749
	Franklin	Utilities Fund Class R6		6,171,796
	Janus	Flexible Bond Fund Class N		9,358,346
*	Fidelity	U.S. Bond Index		11,609,793
*	Fidelity	500 Index		45,533,722
*	Fidelity	Mid Cap Index		3,121,886
*	Fidelity	International Index		14,263,498
*	Fidelity	Freedom Index Retirement		1,016,071
*	Fidelity	Freedom Index 2010		506,701
*	Fidelity	Freedom Index 2015		1,213,921
*	Fidelity	Freedom Index 2020		4,696,278
*	Fidelity	Freedom Index 2025		10,354,053
*	Fidelity	Freedom Index 2030		25,849,370
*	Fidelity	Freedom Index 2035		30,597,249
*	Fidelity	Freedom Index 2040		45,615,846
*	Fidelity	Freedom Index 2045		37,468,091
*	Fidelity	Freedom Index 2050		29,417,650
*	Fidelity	Freedom Index 2055		14,867,440
*	Fidelity	Freedom Index 2060		6,771,911
*	Fidelity	Freedom Index 2065		2,684,604
*	Fidelity	Freedom Index 2070		587,570
*	Fidelity	Small Cap Stock K6		4,907,441
*	Fidelity	Diversified International K6		12,934,825
*	Fidelity	Low-Priced Stock K6		11,147,853
*	Fidelity	Government Money Market Class K6		19,552,361
*	Fidelity	Mid Cap Growth Index		1,788,746
		Total Mutual Funds		400,276,045
		Common/Collective Trusts:
*	Fidelity	Managed Income Portfolio Class 2		6,520,186
*	Fidelity	Growth Company Pool Class A		153,140,542
		Total Common/Collective Trusts		159,660,728
		Self-Directed Brokerage Accounts:
*	Other	Brokerage Link Accounts		33,752,143
		Common Stock:
*	Fortis Inc.	Common Stock (including cash of $1,390)		3,055,896
		Notes Receivable from Participants:
*	Participant Loans	Ranges: Maturity less than one year to 15 years; rates 5.25% to 10.50%; collateralized by participant accounts	-0-	9,902,712
	Total Assets			$606,647,524
* Indicates party-in-interest
** Cost omitted for participant-directed accounts

EXHIBIT

EXHIBIT INDEX
Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tucson Electric Power Company 401(k) Plan

Date:	June 12, 2026	/s/ Martha B. Pritz
Martha B. Pritz
Sr. Director and Treasurer
Chair of the Tucson Electric Power Company Pension Committee